Mail Stop 4561
Via fax (469) 357-6566

July 31, 2009

Jackson L. Wilson, Chairman & CEO
i2 Technologies, Inc.
11701 Luna Road
Dallas, TX 75234

    Re: **i2 Technologies, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed March 12, 2009
           Form 10-Q for the Quarterly Period Ended March 31, 2009
           Filed May 7, 2009
           File No. 0-28030

Dear Mr. Wilson:

        We have reviewed the above-referenced filings and have the following comments.
If indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In some of
our comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

General

1.   Please advise why you have not provided in Business the disclosure called for by
        Item 101(c)(1)(viii) of Regulation S-K with respect to your backlog orders believed
        to be firm. We note in this regard that your Management's Discussion and Analysis

discusses backlog as a key indicator of the Company's performance and discloses the year-to-year changes in your backlog for fiscal years 2006 through 2008.

Item 1A. Risk Factors

"We are Dependent on Third-Party Software…," page 17

2.   You indicate in your risk factor disclosure that you rely on third-party licenses for some of the software used in certain of your products and solutions and that the loss of such licenses could have a material adverse effect on your business, results of operation, cash flow and financial condition. We were unable, however, to locate a discussion of these licenses in Business. To the extent your business is materially dependent on these licenses, the agreements and their material terms should be discussed. Further, please tell us what consideration you gave to filing these agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 48

3.   We note your disclosures on page 48 where you discuss your working capital and cash resources. Please confirm, if true, and revise in the future to indicate whether the Company's cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a).

Off-Balance Sheet Arrangements, page 48

4.   You state that as of December 31, 2008, you did not have any "*significant* off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K" (italics added). Item 303(a)(4) requires discussion of any off-balance sheet arrangements, as defined in paragraph (ii) of the Item, that have or are reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material investors. Please confirm, if true, that you had no such off-balance sheet arrangements as of December 31, 2008. In addition, please revise this section in future filings to ensure that it addresses all off-balance sheet arrangements required to be disclosed pursuant to the Item.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive Income, page F-5

5.   We note your disclosures on page 7 where you indicate that on June 23, 2008 the
        Company received a one-time cash payment of $83.3 million from SAP in
        settlement of an existing patent litigation, which you recorded as operating income,
        net of certain costs associated with such litigation. We also note that pursuant to the
        terms of the settlement agreement, each party licensed certain patents to the other for
        the full term of the patent technology and each party agreed not to sue the other.
        Please explain further how you considered bifurcating the terms of the settlement
        agreement and how you determined that full gain recognition at the time of
        settlement was appropriate. Also, tell us why you believe it is appropriate to present
        such settlement as operating income rather than non-operating income.

Note 1 Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-8

6.   We note that you consider investments with original maturities of three months or
        less to be cash equivalents. We also note your disclosures on page 8 of the March
        31, 2009 Form 10-Q where you indicate that substantially all of your cash is held in
        Treasury and agency funds. Tell us how you considered providing disclosures
        pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your
        cash equivalent investments. In addition, please tell us and in the future revise to
        disclose the composition of your cash and cash equivalents and the amounts held in
        each type of instrument.

Revenue Recognition, page F-10

7.   We note that the Company offers on-demand and hosted solutions as well as
        managed service offerings. With regards to such offerings, please provide the
        following:
        • Clarify whether you classify these offerings as software solutions or services
          revenue in your consolidated income statement. If these arrangements are
          included in service revenues, then tell us how you considered expanding your
          MD&A disclosures to include a discussion of these arrangements and their
          impact on the Company's revenues. In this regard, we note your disclosures on
          page 33 where you indicate that the Company has experienced a shift from
          software solutions revenue to services revenues; however, it is not clear from
          your disclosures the reasons for such shift (i.e. how these offerings or other
          service offerings contributed to this shift);
        • Please describe the terms of these arrangements and explain your revenue
          recognition policy for each. Also, tell us whether any of these arrangements

include up-front set-up fees charged to customers, and if so, clarify the nature of the up-front fee and how the related revenue is recognized;

- With regards to your hosting arrangements, please tell us how you considered the guidance in EITF 00-3 in accounting for these arrangements. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and help us understand whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104; and

- Please confirm whether any of these arrangements include multiple deliverables. If so, tell us how you account for these arrangements and how you are able to establish fair value for each element pursuant to the applicable guidance (i.e. SOP 97-2 or EITF 00-21).

Net Income Per Common Share, page F-12

8.   We note that the Company has determined that your redeemable preferred stock represents a participating security because "it has voting rights." Please explain further how determined that due to "voting rights," your Series B convertible preferred stock is considered a participating security. Alternatively, tell us how you considered Issue 2 of EITF 03-6 in determining that your preferred stock is a participating security by virtue of its ability to participate in the Company's undistributed earnings with your common stock and describe the dividend rights of both your common and preferred shareholders.

9.   Also, we note from your disclosures in Note 9 that the Company computes basic earnings per share using the two-class method pursuant EITF 03-6. Based on your calculations of weighted average shares outstanding on page F-24, it appears that you are presenting basic earnings per share for a single combined class of common stock and common stock equivalents. Please explain further how your computation of basic earnings per share for the Company's common stock complies with Issue 7 and Example G of EITF 03-6 and provide us with your computation of basic earnings per share separately for (a) the common stock and (b) the Series B convertible preferred stock to support your conclusions.

Note 10. Stock-Based Compensation Plan, page F-24

10.   We note from your disclosures on page F-29 that the Company granted restricted shares in fiscal 2006, 2007 and 2008 where the grant price was less than the fair market value of the Company's common stock. Please further explain the circumstances in which your restricted shares are granted at less than the fair market value of your common stock. Also, tell us how you determine the fair value for these restricted shares.

11. We note that the Company has outstanding non-vested restricted stock grants, which pursuant to the terms of the Restricted Stock Issuance Agreement (as filed by Exhibit 10.1 to the Form 8-K dated February 19, 2007) contain dividend rights. Please confirm that you adopted FSP EITF 03-6-1 effective January 1, 2009 and tell us what impact, if any, this guidance had on the Company's basic earnings per share calculations.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 51

12. You disclose that based on their evaluation of the effectiveness of the design and operation of your disclosure controls and procedures, your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K "in that they were designed to provide reasonable assurance that information required to be disclosed by [y]our company in the reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to provide reasonable assurance that such information is accumulated and communicated to [y]our company's management, including [y]our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure." This effectiveness conclusion appears limited to the design, as opposed to the operation, of your disclosure controls and procedures. In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were in fact effective at the reasonable assurance level as of the end of the period covered by your Form 10-K. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are in fact effective at the reasonable assurance level as of the end of the relevant period, as we note you have done in your Form 10-Q for the quarterly period ended March 31, 2009. Please see Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Item 11. Executive Compensation (Incorporated from Definitive Proxy Statement on Schedule 14A, Filed on April 28, 2009)

Compensation Discussion and Analysis

Setting Executive Compensation Targets, page 12

13. We refer to the chart at the bottom of page 12. It is unclear what the figures in the columns entitled "Base Salary Percentile" and "OTE Percentile" represent. Please

tell us in your response letter whether the percentages set forth in these columns are meant to show quantitatively how your named executive officers' target compensation for 2008 compared to compensation awarded by the peer companies against whom you benchmark compensation; or otherwise advise. In future filings, as applicable, please add a heading to this chart and revise as necessary to clarify what is being presented. We note also your disclosure preceding the chart that the base salaries and target performance bonuses for your named executive officers in 2008 were "in line with the median percentile" of compensation awarded by your peer companies, and that some of your named executive officers had a "slightly higher OTE percentile." Please explain how these statements are consistent with the information presented in the chart.

Performance Bonus, page 14

14.   Your disclosure indicates that cash performance bonus awards for your named executive officers are determined using an established formula based on achievement of pre-determined corporate and individual performance goals. For example, you state: "The achievement criteria relative to each NEO's performance bonus target are developed annually by management, reviewed by the compensation consultants and recommended to the Compensation Committee for its approval at its January meeting. The achievement criteria are designed to drive behaviors consistent with particular corporate objectives as well as each NEO's unique role and responsibility within the Company." We note that you have disclosed certain corporate performance targets, as well as actual achievement against the targets, used to determine cash bonuses in 2008. However, you do not appear to identify with specificity any "achievement criteria" relating to individual performance that were approved by the compensation committee in January. Please confirm that in future filings you will provide sufficiently-detailed qualitative and/or quantitative disclosure of the individual performance goals used to determine cash bonuses for your named executive officers, to the extent material to an understanding of your executive compensation policies and procedures. See Item 402(b)(2)(vii) of Regulation S-K.

15.   Furthermore, it is not clear from your disclosure at the bottom of page 16 whether any pre-determined individual performance goals were taken into account by the compensation committee in determining to pay out individual goals at 100% for all named executive officers for 2008. In this regard, clarify the extent, if any, to which the compensation committee exercised its discretion to award compensation for individual performance absent attainment of the relevant individual performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation Table, page 31

16.   The cash performance bonuses paid to your named executive officers for fiscal 2008 based upon achievement of certain corporate or individual performance goals appear to have been awarded pursuant to an "incentive plan," as such term is defined in Item 402(a)(6)(iii) of Regulation S-K. Accordingly, it appears that the amounts paid as bonuses pursuant to the incentive plan and based upon achievement of performance goals (but not the $125,000 discretionary bonus awarded Mr. Harvey, nor bonus amounts paid in excess of the amounts earned by meeting the performance goals in the plan) should be included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, instead of in the Bonus column. In addition, it appears that the Grants of Plan-Based Awards table should reflect your performance-based cash incentive bonus plan. Please confirm that you will revise your disclosure accordingly in future filings, or explain to us why you believe you have provided appropriate disclosure of the performance-based cash bonuses awarded to your named executive officers for fiscal 2008. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 12. Certain Relationships and Related Transactions, and Director Independence (Incorporated from Definitive Proxy Statement on Schedule 14A, Filed on April 28, 2009)

Certain Relationships and Related Transactions, page 42

17.   You state that your audit committee "reviews and approves or ratifies any related person transaction." Please expand this disclosure to provide all of the disclosure required by Item 404(b)(1) of Regulation S-K with respect to your policy for approval of transactions with related persons, including, for example, a description of the standards to be applied pursuant to your policy.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 3. Borrowings and Debt Issuance Costs, page 8

18.   We note your disclosures regarding the adoption of FSP APB 14-1 for the Company's senior convertible notes and the subsequent derecognition of such notes. Please explain further the following as it relates to your disclosures in Note 3 and Note 10:

   •   You indicate that upon adoption, the Company allocated the original debt proceeds between the debt and the debt's conversion feature based on the "fair value of the conversion feature at issuance." Tell us how your accounting complies with paragraph 7 of FSP APB 14-1, which indicates that an issuer shall first determine the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an associated equity component and then determine the carrying amount of the equity component (the conversion feature) by deducting the fair value of the liability component from the initial proceeds of the debt instrument as a whole.

- You indicate that the debt discount recorded as a result of adopting this new guidance is being amortized over the 10-year life of the debt. Please explain further how you considered the guidance in paragraph 15 of FSP APB 14-1 in determining the 10-year amortization period.

- Tell us how whether the notes include any other rights and privileges and/or embedded features (i.e. embedded prepayment options) that should be considered when allocating the initial proceeds. We refer you to paragraphs 9 and 10 of FSP APB 14-1.

- Please explain further your methodology for fair valuing the liability component of the debt immediately prior to repurchase.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief